UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027654

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight BondPoint, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Piedmont Center, Suite 400
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth 201-557-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight BondPoint, Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight BondPoint, Inc. for the year ended December 31, 2007 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William A. Kane
Director

Daniel J. Roth
Controller

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight BondPoint, Inc.

(Formerly known as ValuBond Securities, Inc.)
Statement of Financial Condition
December 31, 2007

Knight BondPoint, Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Knight BondPoint, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight BondPoint, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Knight BondPoint, Inc.
Statement of Financial Condition
December 31, 2007

(in thousands)

Assets		
Cash and cash equivalents	$	2,326
Commissions and fees receivable		419
Deposit with clearing organization		54
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,929		557
Intangible assets, less accumulated amortization of $667		2,963
Goodwill		14,167
Other assets		247
Total assets	$	20,733
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation	$	441
Payable to brokers and dealers		45
Payable to affiliates		309
Deferred revenue		153
Accrued expenses and other liabilities		146
Total liabilities		1,094
Stockholder's equity		
Common Stock, $0.01 par value; Shares authorized: 10,000; Shares issued: 2,100; Shares outstanding: 2,100		21
Additional paid-in capital		20,254
Acoumlated deficit		(636)
Total stockholder's equity		19,639
Total liabilities and stockholder's equity	$	20,733

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight BondPoint, Inc., formerly known as ValuBond Securities, Inc., (the "Company") provides electronic access and trade execution products for the retail fixed income market through a neutral secondary marketplace for the distribution of new issues of fixed income securities. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board. The Company's sole stockholder is ValuBond, Inc. (the "Parent"), whose ultimate parent is Knight Capital Group, Inc. ("KCG").

On May 1, 2007 the Parent contributed all of its assets and liabilities and operations to the Company. The Company remains as a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and as required by SFAS No. 144 Accounting for the Impairment or Disposals of Long-Lived Assets, will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes

The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48"). The Company recognized no material adjustment in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition Actual results may differ from those estimates.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

		(in thousands)
Computer hardware and software	$	3,046
Equipment		260
Leasehold improvements		114
Furniture and fixtures		66
		3,486
Less: accumulated depreciation and amortization		2,929
	$	557

4. Goodwill and Intangible Assets

At December 31, 2007, the Company had goodwill and intangible assets of $14.2 million and $3.0 million, respectively, which resulted from the purchase of the Parent by KCG on October 2, 2006.

The intangible assets, which are primarily customer relationships are, being amortized over their useful lives, which on average have remaining useful lives of five years. In December 2007, the Company wrote off the intangible asset related to its trade name of Valubond of $110,000 due to the name change of ValuBond Securities, Inc. to Knight BondPoint, Inc. which became effective on January 24, 2008.

Under SFAS 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In June 2007, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment. Additionally, no events occurred in 2007 that would indicate that the carrying amounts of the Company's amortizable intangibles may not be recoverable.

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. As of December 31, 2007, future minimum rental commitments under all noncancelable office, computer and equipment leases are as follows:

Year Ending December 31,	Office Lease	Employment Leases (in thousands)	Total
2008	$ 99	$ 52	$ 151
2009	-	12	12
	$ 99	$ 64	$ 163

The Company, from time to time, is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more total subscription revenue and commissions and fees. During 2007, there were no customers who were considered significant customers.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Related Party Transactions

Prior to the contribution by the Parent on May 1, 2007, the Company's non-transaction related expenses were allocated to the Company by the Parent based on direct usage and agreed upon percentages of costs.

The Company also paid royalty fees to the Parent for use of the Parent's technology for the Company's operations. The monthly charge was determined based upon a separate royalty agreement between the two entities.

9. Payable to Affiliates

Payable to affiliates balance represents monies owed to the Parent and certain affiliates of the Company for management fees and other expenses charged directly to the Company, but paid by the Parent or affiliates. These amounts are not charged interest and are repaid upon request.

10. Income Taxes

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax return. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2007 of $2,527 is included in Other assets. The deferred tax asset is attributable to differences in the book and tax bases of the Company's fixed assets and other assets, as well as deferred compensation.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears certain agency trades through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the counterparties to those trades. Additionally, pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance by the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. As the right to charge the Company has no maximum amount and applies to all transactions executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $1.5 million, which was $1.4 million excess of its required net capital of $100,000.

END